Exhibit 99.1

Luokung Technology Announces Acquisition of Superengine Holding Limited.

Beijing, Aug. 27, 2018 -- Luokung Technology Corp. (Nasdaq: KONE) (“LK” or the “Company”), a leading long-distance travel mobile service and technology service provider in China, today announced that LK Technology Ltd., a wholly-owned subsidiary of the Company, has entered into a Stock Purchase Agreement (the “Agreement”) with Superengine Holding Limited (“SuperEngine”) and its shareholders (the “Shareholders”).

Pursuant to the Agreement, LK Technology is acquiring all of the issued and outstanding ordinary shares of SuperEngine from the Shareholders for an aggregate purchase price of US$60 million (the “Purchase Price”), which will be paid by the issuance of ordinary shares of the Company (the “Ordinary Shares”) in an amount equal to the quotient of (x) the Purchase Price divided by (y) the average of the closing prices of the Ordinary Shares on the NASDAQ Capital Market over the 12 month period preceding July 31, 2018.

SuperEngine, the world’s first spatial-temporal data indexing technology, is a global leader in graphics data processing, and possesses patented technologies in large-scale spatial-temporal data indexing, storage, transmission and visualization that can be used in vector maps, HD intelligent maps, interactive location services, smart cities, intelligent transportation systems, mapping and surveying, remote sensing and monitoring, and other related fields. SuperEngine currently holds fifteen patents and nine patent application rights in U.S., Europe, Japan and China. Its graphics processing system is a thousand times more efficient than competing technologies in querying, retrieving, transmitting and rendering graphical information, allowing TB sized data to be released in seconds.

SuperEngine’s technology will enable our product LuoKuang APP to provide the world's first non-sliced, fully-vectored and fully-functional Internet map service, and our product users will be able to experience a new and more personalized interactive location data service.

Upon the consummation of the Agreement, the Company will be able to further expand into the intelligent application industry on the strength of SuperEngine’s technologies, greatly enriching our lines of business and creating more value for the Company and its mobile offerings.

Mr. Xuesong Song, Chairman and CEO of the Company said, “we are dedicated to providing interactive location-based services, while SuperEngine possesses world-first spatial-temporal data indexing technology that has attained enviable competitive advantages in geographical location applications and the full vectorization of map data. SuperEngine’s technologies will enable LK to differentiate our products as unique, innovative and appealing. We will create greater value by integrating spatial temporal data processing technology with our core capability of continuously acquiring users through on-the-train Wi-Fi access. Additionally, SuperEngine’s technologies will enable us to expand beyond travel based services to traffic navigation, remote sensing, mapping, monitoring and other spatial temporal data services. Furthermore, SuperEngine’s big data processing and big data visualization technology will also be applicable to smart cities, intelligent transportations and many other fields. The LK and SuperEngine teams will work together to develop embeddable SDKs, service APIs, and other platform-level products to establish a spatial temporal data ecosystem based on location services. We are excited about applying SuperEngine’s graphics data processing technologies to the realm of the Internet of Things because they will significantly improve computing efficiency and reduce required computing power in various end-to-end and end-to-cloud graphics data processing scenarios. We are pleased to have Mr. Futian Dong, the founder of SuperEngine and the inventor of spatial-temporal data indexing technology, become the chief scientist of LK, and Mr. Dong will lead our R&D team in the development of a spatial-temporal intelligent platform. As we say, ‘Let’s have a Spatial Temporal Life and Intelligent Life.’ We believe LK will create outstanding value for society, our users and our shareholders.”

Mr. Dongpu Zhang, CEO of SuperEngine, added, “as a world-leading graphics data processing technology company, we have a portfolio of invention patents in the U.S., Europe, Japan and China, which has placed us in a worldwide leading position in spatial temporal data processing, big data extraction, transmission and presentation. The acquisition by LK will enable us to rapidly expand spatial temporal data and graphics processing services in more Internet applications, Internet of Things applications, industrial applications, and other relevant fields. We are positioned to become a major player in the rapidly growing market of mobile location-based applications, intelligent transportation, and smart cities based on geographic information technology. ‘Let’s have a Spatial Temporal Life and Intelligent Life.’ Together we will create great value for our shareholders.”

About Luokung Technology Corp.

Luokung Technology Corp. (“Luokung”) is a global leading graphics data processing technology company, a leading interactive location-based services in China, and a pioneer and leader of the railway Wi-Fi market in China. Luokung’s core mobile application product, the Luokung platform, is a Location-based Service (LBS) social content and service distribution platform. Luokung mainly provides personalized and precise services to long distance travelers in two locations: on the train and at the destination. Based on the travel environment, the core elements of our users’ needs include starving off boredom on trains and discovering and exploring new locations upon arrival. Our main offerings include entertainment services (video and audio, digital reading material, games specific and tailored to the travel stage) and social services (satisfying the demand for value discovery of unfamiliar destinations through social interaction among strangers based on their locations). Luokung obtains travel users by the typical entrance for long-distance travel: offering free Wi-Fi services by systems deployed on the trains. Currently, 290 trains are in operation with the Luokung platform, covering about 200 million passenger trips per year. As the end of 2017, the Luokung platform had approximately 38 million users. More information may be found at http://www.luokung.com.

Business Risks and Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “target”, “going forward”, “outlook” and similar statements. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.